EXHIBIT 99.1
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                           CANADIAN NATURAL ANNOUNCES
           COMPLETION OF AN ACQUISITION OF NATURAL GAS CORE PROPERTIES
                           AND A NEW EXPLORATION AREA
            CALGARY, ALBERTA - APRIL 23, 2004 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces completion of an acquisition of certain resource properties located in Northeast British Columbia and Northwest Alberta for consideration of $280 million. The acquisition is being financed through existing debt facilities and will be incremental to the current capital expenditure budget. The properties are currently producing approximately 68 million cubic feet per day, before royalties, of natural gas together with 200 barrels per day, before royalties, of light oil and natural gas liquids and contain over 415 thousand acres of developed and undeveloped land.


The properties include a further ownership interest in the Ladyfern natural gas field, which complements Canadian Natural's existing holdings. The portion of the field included in this acquisition is currently producing approximately 50 million cubic feet per day, before royalties. Approximately 18 million cubic feet per day of natural gas, before royalties, was also acquired within other complementary Canadian Natural core areas of British Columbia.


As part of this acquisition, Canadian Natural also acquired undeveloped acreage in the Foothills area of Alberta and British Columbia. This area is characterized by large, undeveloped pools with significant natural gas potential in deeper zones and will add a new exploration base in the Alberta Foothills, complementing Canadian Natural's existing holdings and production base in the British Columbia Foothills.


"The strategic fit of the acquisition is significant. Drilling upside is afforded through the expansion of our ongoing Notikewin and Gething natural gas plays onto acquired lands. Further, the Foothills lands enhance our deep exploration efforts and is similar to the Rio Alto acquisition in that it provides a highly prospective undeveloped land base to develop and expand our operations in a cost effective manner" stated Steve Laut, Chief Operating Officer.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.


The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.


Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.


Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.





For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:                 (403) 514-7777                               ALLAN P. MARKIN         JOHN G. LANGILLE
FACSIMILE:                 (403) 517-7370                                      Chairman                President
EMAIL:                     investor.relations@cnrl.com
WEBSITE:                   www.cnrl.com                                   STEVE W. LAUT          COREY B. BIEBER
TRADING SYMBOL - CNQ:      Toronto Stock Exchange               Chief Operating Officer                 Director
                           New York Stock Exchange                                            Investor Relations
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